

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

Via E-mail
Marino Kulas
Chief Executive Officer
Conforce International, Inc.
51A Caldari Road
Concord, Ontario L4K 4G3
Canada

> **Re:** **Conforce International, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2011**
> **Filed June 29, 2011**
> **Form 10-Q for the quarterly period ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-53579**

Dear Mr. Kulas:

We have reviewed your response to our letter dated September 13, 2011 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibits

1. We note your response to prior comment 3. Please confirm that in future filings you will include in your exhibit index a complete listing of all exhibits required to be filed by Item 601(b) of Regulation S-K. Please clearly mark any exhibits that are incorporated by reference.

Signatures

2. We note your response to prior comment 4 and reissue. Please confirm that in future filings you will include a second signature block with the signatures of your principal executive officer, principal financial officer, principal accounting officer or controller, and your director. For any person who occupies more than one of the specified positions,

Marino Kulas
Conforce International, Inc.
October 18, 2011
Page 2

you should indicate in each capacity in which he signs the report. Refer to General Instruction D(2) of Form 10-K. See also the Signature page to Form 10-K for the language to be provided for each signature block. Please provide us with a draft signature page in your response.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any questions you may have.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel